SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                         ---------------
                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)
                        (Amendment No. 1)

                 Provident Financial Group, Inc.
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                        (Name of Issuer)

                   Common Stock, no par value
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                 (Title of Class of Securities)

                           743866 10 5
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                         (CUSIP Number)

                       Karl J. Grafe, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        Page 1 of 4 Pages

CUSIP NO. 743866 10 5              13G/A             Page 2 of  4
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ROBERT D. LINDNER
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
        2,384,821 shares (See Item 2)

6    SHARED VOTING POWER
         - - -

7    SOLE DISPOSITIVE POWER
        2,384,821 Shares (See Item 2)

8    SHARED DISPOSITIVE POWER
          - - -

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
         2,384,821 Shares (See Item 2)

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.4%

12    TYPE OF REPORTING PERSON*
          EP

CUSIP  NO. 743866 10 5           13G/A             Page  3  of  4
Pages


Item 1(a).  Name of Issuer.

     Provident Financial Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office.

     One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a).  Name of Person Filing.

     Robert D. Lindner

Item 2(b).  Address of Principal Business Office or, if None,
            Residence.

     3955 Montgomery Road, Cincinnati, Ohio 45212

Item 2(c).  Citizenship.

     Not Applicable

Item 2(d).  Title of Class of Securities.

     Common Stock, no par value

Item 2(e).  Cusip Number.

     743866 10 5

Item 3.     This statement is filed pursuant to Rule 13d-1(c.

CUSIP  NO. 743866 10 5           13G/A             Page  4  of  4
Pages

Item 4. Ownership.

(a)  Amount Beneficially Owned:                       2,384,821
(b)  Percentage of Class:                             5.4%
(c)  Number of shares as to which such person has:
     (i)   Sole power to vote or direct the vote:     2,384,821
     (ii)  Shared power to vote or direct the vote:   none
     (iii) Sole power to dispose or direct the
              disposition of:                         2,384,821
     (iv)  Shared power to dispose or direct the
              disposition of:                         none

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2000



                         By:  Robert D. Lindner
                              -----------------------------------
                              Robert D. Lindner